Exhibit 99.111

For Immediate Release	February 11, 2021

The Valens Company Adds CBD 100 to nūance Product Lineup Created for Medical Cannabis by Shoppers Inc.

Kelowna, B.C., February 11, 2021 – The Valens Company Inc. (TSX: VLNS) (OTCQX: VLNCF) (the “Company” or “The Valens Company”), a leading manufacturer of cannabis derivative products, today announced the launch of nūance’s CBD 100, a high-potency CBD-dominant oil, available in the Medical Cannabis by Shoppers™ marketplace in the coming weeks. CBD 100 will join nūance’s lineup of premium cannabis health and wellness products developed with trusted ingredients and approachable formulations that enable both simplified and customized consumer dosing.

Using Valens’ proprietary extraction technology to isolate high purity cannabidiol (CBD), the carefully curated and naturally sourced nūance CBD 100 formulation delivers a light and natural taste by blending MCT oil and flavourless CBD crystalline while ensuring THC is below detectable levels. The product is packaged in a 30ml bottle with a drip- controlled dispensing mechanism designed to allow consumers to personalize their dosage and incorporate the product into their wellness routine. Two drops of the oil are equal to approximately 5 mg of CBD, and potency of the product may vary batch by batch.

The Valens Company previously launched several other nūance products for Medical Cannabis by Shoppers patients, including oils and vapes in various blends and potencies, and expects to unveil additional products in the coming quarters such as topical formats like bath bombs, body oil, moisturizer, and relief rub, as well as water drops and additional premium oils.

About The Valens Company

The Valens Company is a leading manufacturer of cannabis derivative products with a mission to bring the benefits of cannabis to the world. The Company provides proprietary cannabis processing services across five core technologies, in addition to best-in-class product development, formulation and manufacturing of cannabis consumer packaged goods. The Valens Company’s high-quality products are exclusively formulated for the medical, therapeutic, health and wellness, and recreational consumer segments, and are offered across numerous product formats, including oils, vapes, concentrates, edibles and topicals, as well as pre-rolls, with a focus on next-generation product development and innovation. Its breakthrough patented emulsification technology, SōRSE™ by Valens, converts cannabis oil into water-soluble emulsions for seamless integration into a variety of product formats, allowing for near-perfect dosing, stability, and taste. In partnership with brand houses, consumer packaged goods companies and licensed cannabis producers around the globe, the Company continues to grow its diverse product portfolio in alignment with evolving cannabis consumer preferences in key markets. Through its wholly owned subsidiary Valens Labs Ltd., the Company is setting the standard in cannabis testing and research and development with Canada’s only ISO17025 accredited analytical services lab, named The Centre of Excellence in Plant-Based Science by partner and scientific world leader Thermo Fisher Scientific. Discover more on The Valens Company and its subsidiaries at http://www.thevalenscompany.com.

The Valens Company 230 Carion Rd Kelowna, BC V4V 2K5 T. +1.778.755.0052 www.thevalenscompany.com

For further information, please contact:

Jeff Fallows

The Valens Company

Investor Relations

ir@thevalenscompany.com

1 647.956.8254

KCSA Strategic Communications

Phil Carlson / Elizabeth Barker

VLNS@kcsa.com

1 212.896.1233 / 1 212.896.1203

Media

KCSA Strategic Communications

Anne Donohoe

adonohoe@kcsa.com

1 212.896.1265

Notice regarding Forward Looking Statements

All information included in this press release, including any information as to the future financial or operating performance and other statements of The Valens Company that express management’s expectations or estimates of future performance, other than statements of historical fact, constitute forward-looking information or forward-looking statements within the meaning of applicable securities laws and are based on expectations, estimates and projections as of the date hereof. Forward-looking statements are included for the purpose of providing information about management’s current expectations and plans relating to the future. Wherever possible, words such as “plans”, “expects”, “scheduled”, “trends”, “indications”, “potential”, “estimates”, “predicts”, “anticipate”, “to establish”, “believe”, “intend”, “ability to”, or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will”, or are "likely" to be taken, occur or be achieved, or the negative of these words or other variations thereof, have been used to identify such forward-looking information. Specific forward-looking statements include, without limitation, all disclosure regarding future results of operations, economic conditions and anticipated courses of action. Investors and other parties are advised that there is not necessarily any correlation between the number of SKUs manufactured and shipped and revenue and profit, and undue reliance should not be placed on such information.

The risks and uncertainties that may affect forward-looking statements include, among others, regulatory risk, United States border crossing and travel bans, reliance on licenses, expansion of facilities, competition, dependence on supply of cannabis and reliance on other key inputs, dependence on senior management and key personnel, general business risk and liability, regulation of the cannabis industry, change in laws, regulations and guidelines, compliance with laws, reliance on a single facility, limited operating history, vulnerability to rising energy costs, unfavourable publicity or consumer perception, product liability, risks related to intellectual property, product recalls, difficulties with forecasts, management of growth and litigation, many of which are beyond the control of The Valens Company. For a more comprehensive discussion of the risks faced by The Valens Company, and which may cause the actual financial results, performance or achievements of The Valens Company to be materially different from estimated future results, performance or achievements expressed or implied by forward-looking information or forward-looking statements, please refer to The Valens Company’s latest Annual Information Form filed with Canadian securities regulatory authorities at www.sedar.com or on The Valens Company’s website at www.thevalenscompany.com. The risks described in such Annual Information Form are hereby incorporated by reference herein. Although the forward-looking statements contained herein reflect management's current beliefs and reasonable assumptions based upon information available to management as of the date hereof, The Valens Company cannot be certain that actual results will be consistent with such forward-looking information. The Valens Company cautions you not to place undue reliance upon any such forward-looking statements. The Valens Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law. Nothing herein should be construed as either an offer to sell or a solicitation to buy or sell securities of The Valens Company.

The Valens Company 230 Carion Rd Kelowna, BC V4V 2K5 T. +1.778.755.0052 www.thevalenscompany.com

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